August 31, 2005

Mail Stop 4561

Corporation Services Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

	Re:	Grant Enterprises, Inc.
		Form SB-2
		Filed August 5, 2005
		Registration no. 333-127259

Dear Mr. Shadmer,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Richard Carrigan is a broker-dealer.
Additionally,
it does not appear Mr. Carrigan received his securities as compensation for underwriting activities. As such, the prospectus must state that Mr. Carrigan is an underwriter. Please revise accordingly in all appropriate places in the prospectus.

2. In light of his role as CEO and CFO, please disclose the experience of Shahin Shadmer, the company`s only employee, with respect to financial accounting and preparation of reports under the
Exchange Act. Please advise us of how, in the absence of any other employees, the company proposes to create the system of accounting controls and procedures and to maintain the accounting records that it will use to record transactions and that would be audited by the independent accountant.

Form SB-2
Calculation of Registration Fee

3. Because there currently is no trading market for your securities,
Rule 457(c) is not applicable to this registration statement.
Please
revise to reference the correction section of Rule 457. You may wish to refer to Rule 457(a) or Rule 457(o) for guidance.

About Our Company, page 1

4. If Grant has the exclusive North American distributorship for Kinjoy Chairs pursuant to a written agreement or contract, please file such agreement as an exhibit by your first amendment. If there is no written agreement or contract, please explain how Grant can have the exclusive North American distributorship for Kinjoy Chairs.

5. Please explain in better detail the revenue sharing program. Describe the material aspects of this program and identify the corporations with whom you participate. If you have written agreements relating to this program, please file them as exhibits to your registration statement.

6. Please balance your discussion of revenues with disclosure regarding expenses and net income.

Risk Factors, pages 2-5

7. Currently, many of your risk factors contain generic discussions that could apply to any company. Please revise your risk factors to provide specific disclosure of how your business, operations and/or financial conditions would be affected and the resulting risk to investors. For example, in the appropriate risk factor, please discuss:
* the specific problems, expenses, difficulties, complications and delays you may encounter as a small developing company in a highly competitive environment;
* the types of highly skilled technical employees you will need to hire and the impact on your business if you fail to hire or retain these employees; and
* your current product range and distribution channels and the difficulties in trying to expand these.



8. Please provide appropriate risk factor discussion relating the controlling interest of Richard Carrigan in the company`s voting power and outstanding shares. For example, please disclose that Mr.
Carrigan will have the ability, without the consent of public stockholders, to elect all members of the board of directors and to control the company`s management and affairs. Additionally, please discuss the possibility that Mr. Carrigan`s voting control may have the effect of preventing or discouraging transactions involving a change in control, including proxy contests, tender offers, mergers or other purchases of the capital stock of the company, regardless of whether a premium is offered over then-current market prices.

9. In the first risk factor, please disclose whether you have enough financial resources to meet your expenses and support your anticipated activities for the next twelve months. In that regard, we note your discussion on page 16 that your ability to achieve your business objectives is contingent upon your success in raising additional capital and that you will attempt during the next 12 months to raise capital from the sale of your common stock, business lines of credit, loans from investors, shareholders or management, and/or joint venture partners. Please also disclose the costs associated with becoming a public reporting company and your plans to pay for such costs.

10. The second factor concerns the importance of Mr. Shahin Shadmer to Grant Enterprises, Inc. It is not clear how Grant intends to retain the services of Mr. Shadmer given that he apparently draws no salary, has no equity interest in the company, nor is there any employment agreement between Mr. Shadmer and Grant. Please advise or revise to explain what arrangements have been made to retain Mr. Shadmer in Grant`s employ.

11. Please also disclose the nature of Mr. Shadmer`s duties for Grant and the amount of his time that he spends on Grant`s business.

12. Please expand your factor entitled, "We may have a limited product range which must be expanded or we may not be able to effectively compete in our industry," to disclose whether or not there are any present plans to develop new product lines or to otherwise expand.

Determination of Offering Price, pages 5-6

13. Please advise us of any discussions with market makers regarding the quotation of your securities on the OTC Bulletin Board.





Dilution, page 6

14. We note your disclosure under "Dilution." Item 506 of Regulation
S-B requires a comparison of the price at which the company is selling its common equity with the price paid by officers, directors, promoters and affiliated persons. Please advise us of the price Richard Carrigan paid for his securities and, as appropriate, provide corresponding disclosure in the registration statement.

Plan of Distribution, pages 8-9

15. We note that the selling shareholders may engage in short sales of your common stock. Please confirm that you are aware of Corporation Finance Telephone Interpretation A.65. Additionally, in the response letter describe the steps the issuer and the selling shareholders have taken to ensure compliance with Regulation M.

Organization Within Last Five Years, page 13

16. Please file copies of the Unit Purchase Agreement and Share
Exchange as exhibits by amendment.

Management Discussion and Analysis
Results from Operations, page 16

17. We note you have disclosed, `we attribute these increases to the success of implementing our business plan` to describe the increase in gross revenues from the year ended December 31, 2003 to December
31, 2004 and the quarter ended March 31, 2004 to March 31, 2005. We further note your disclosure that states `these increases are directly related to revenues for the sale of chairs increasing while vending sales had not increased in the same percentage` when discussing the increase in cost of sales. Revise to describe the specific causes for material changes from period to period of revenue recognized and cost of sales incurred in accordance with Regulation
S-B, Item 303(b)(vi). In addition, revise to quantify the amount of revenues recognized and cost of sales incurred from each of your revenue streams, i.e. the sale and vending service of your Kinjoy Shiatsu Massage System.

18. We note your statements that you will primarily invest in new business development and ongoing business activities including sales and marketing, advertisement, legal and human resource development and that you "have sufficient cash to hire such personnel and basic operating infrastructure for a period of one year as shown by [y]our working capital balance as of March 31, 2005." Given that you had net income of $7,909 and cash of $51,124 for the quarter ended March
31, 2005, please disclose whether you intend to hire these

personnel on a full-time basis and discuss the nature of your planned business development.

Capital Resources and Liquidity, page 17

19. Revise to indicate the principal sources of liquidity to focus on the primary drivers and other material factors necessary to understand your cash flows and the indicative value of historical cash flows. Refer to Section IV of SEC No. Release 33-8350. In this regard, revise to discuss impact on your liquidity of cash received from related party debt and collection of cash from each of your revenue streams.

20. We note that you indicate that you will require additional funds to increase marketing, expand operations and further implement your business plan. Revise to clearly indicate the necessary actions and funding necessary to successful implement your business plan and the outcome if your actions fail. Also, clearly disclose the source of such funding and the ability of that source to sufficiently fund your business plan.

Critical Accounting Estimates

21. Tell us your consideration for disclosing critical accounting estimates in accordance with SEC Release 33-8350(V).

Certain Relationships and Related Transactions, page 17

22. Please disclose the identity of the shareholder who loaned Grant the $6,762.00 and the terms upon which it was loaned. In that regard, we note your disclosure in the footnotes to the financial statements that the "stockholder has been provided a loan from the Company and/or loaned the Company working capital." If the shareholder is a selling stockholder named in the registration statement, please file any agreements associated with this loan, as required by Item 601(b)(10) of Regulation S-B.

Financial Statements
Consolidated Financial Statements as of March 31, 2005
General

23. Each page of the interim financial statements should be clearly marked as "unaudited". Additionally, confirm and disclose that Interim financial statements include all adjustments which in the opinion of management that are necessary in order to make the financial statements not misleading. See Instructions (2) of Rule 310(b) of Regulation S-B.


Statements of Operations, page F-2

24. Your earnings (loss) per share information discloses that you had
1,000 weighted average number of common shares outstanding for the three months ended March 31, 2005 and 2004. However, your disclosure on page F-1 indicates that you had 1,400,000 shares outstanding as of
March 31, 2005. Revise to show the proper number of shares outstanding for each period present.

Report of Independent Registered Public Accounting Firm, page F-1

25. We note that your principal offices are in Santa Monica, California. In view of this, explain to us your basis for engaging an audit firm from Altamonte Springs, Florida. Separately, tell us whether or not your audit firm is licensed to practice in the state of California.

Consolidated Financial Statements as of December 31, 2004 and 2003 Balance Sheet, page F-2

26. We note all of your property and equipment is disclosed as `vending equipment`. Tell us the nature of this equipment and whether it is included or used in your vending service sales.
That
is, indicate whether the equipment classified as fixed assets is the same equipment that is located at various mall locations. Explain why there is no other fixed asset presented.

Note 1.  Summary of Significant Accounting Policies
Revenue Recognition, page F-6

27. We note your revenue recognition disclosure here and on page
F-5
of the Consolidated Financial Statements as of March 31, 2005. Tell us how you consider the criteria of SAB Topic 13, Section A.1 when recognizing revenue for each of your revenue transactions, including your revenue sharing programs. As part of your response, provide the terms of a typical revenue sharing arrangement and how you determine that revenue has been earned. Further, revise to separately disclose your revenue recognition policy from each type of revenue transaction
(e.g., vending services, product sales).  See SAB Topic 13,
Section
B.

28. Tell us how you account for the vending operations that work on a pre-paid basis. Explain why you do not present a deferred revenue caption on the balance sheet that would represent "pre-paid" fees. Indicate how you determine that revenue is earned under this basis.





29. Tell us whether your product sales arrangements include rights of
return.  If so, tell us how you have considered SFAS 48, paragraph
6
when determining the appropriateness of your revenue recognition policy.

Signatures

30. The company`s controller or principal accounting officer also is required to sign the registration statement. To the extent that Mr.
Shadmer also performs this function, please so indicate on his signature.

*****************************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Chris White at (202) 551-3461 or Stephen Krikorian, the Branch Chief - Accounting at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853, Anne
Nguyen, Special Counsel, at (202) 551-3611, or me at (202) 551-
3462
with any other questions.

      					Sincerely,



      					Mark P. Shuman
      					Branch Chief - Legal

CC:	Gregg E. Jaclin
	Anslow & Jaclin, LLP
	195 Route 9 South, Suite 204
	Manalapan, NJ 07726
      FAX No. (732) 577-1188